UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
26 October 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Solaris Oilfield Infrastructure, Inc.

File No. 1-38090 -- CF# 35537

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Solaris Oilfield Infrastructure, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on September 29, 2017, as amended October 19, 2017.

Based on representations by Solaris Oilfield Infrastructure, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through January 1, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary